FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Northern Dynasty Minerals Ltd. (the "Company")
14th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2  Date of Material Change

July 17, 2025

Item 3  News Release

The news release with respect to the material changes referred to in this report was issued by the Company and distributed through the facilities of IssuerDirect/Acccesswire on July 17, 2025.  The news release was filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4  Summary of Material Change

Pebble Limited Partnership ("PLP"), the Company's 100% owned U.S.-based subsidiary and the owner of the Company's Pebble Project, filed a motion in the United States Federal District Court in Alaska on July 17, 2025 seeking a summary judgment briefing schedule in its pending litigation against the United States Environment Protection Agency (the "EPA").

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

PLP filed a motion in the United States Federal District Court (the "Court") in Alaska on July 17, 2025 seeking a summary judgment briefing schedule in its pending litigation against the EPA that seeks to vacate the EPA's final determination to veto the development of a mine at the Company's Pebble Project. The Pebble Project and the related litigation against the EPA and the United States Army Corps of Engineers ("USACE") is described in detail in the Company's annual information form for the year ended December 31, 2024, as filed on SEDAR+, and incorporated as an exhibit to the Company's annual report on Form 40-F for the year ended December 31, 2024, as filed with the United States Securities and Exchange Commission on EDGAR.

In February 2025, the Company announced that PLP had consented to a motion from the EPA and USACE to hold the litigation in abeyance for 90 days to allow for leadership of the two agencies under the new U.S. administration to decide how to proceed. PLP consented to a subsequent 30 day abeyance in May 2025 and a further 20 day abeyance in June 2025. The EPA and PLP agreed to a further abeyance of 14 days with a status report to follow on July 17, 2025.

The abeyance was designed to allow the EPA and the USACE to brief new agency leadership and determine if they wished to take a different position.  In the intervening six months, the parties conferred in good faith as new agency leadership was brought on and familiarized themselves with the case.  Discussions with the new agency leadership were productive but the parties were unable to reach a negotiated resolution by July 17, 2025. As a result, PLP has filed a motion asking the Court to set a briefing schedule for summary judgment motions in the proceedings against the EPA.  The Company and PLP plan to continue to work with the relevant government agencies to resolve the disputed issues. Meanwhile, the Company continues to assert its position that the veto imposed by the EPA is unlawful.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Ronald W. Thiessen
President & CEO
Tel: 604-684-6365

Item 9 Date of Report

July 21, 2025